UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

United Therapeutics Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-26301	52-1984749
(State or Other	(Commission	(I.R.S. Employer
Jurisdiction of	File Number)	Identification Number)
Incorporation or Organization)

1040 Spring Street
Silver Spring, MD	20910
(Address of Principal Executive Offices)	(Zip Code)

James Edgemond, (301) 608-9292

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01  Conflict Minerals Disclosure and Report.

United Therapeutics Corporation (“UT”) is committed to social responsibility in the supply chain of its materials, including considerations and requirements relating to the environment, safety, health and human rights.  This includes efforts to comply with rules and regulations promulgated by the U.S. Securities and Exchange Commission to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Mineral Rules”).  These rules require UT to conduct a reasonable country of origin inquiry that is reasonably designed to determine whether “Conflict Minerals” necessary to the functionality or production of products manufactured or contracted to be manufactured by UT originated in “Covered Countries” or came from recycled or scrap sources.

The Conflict Mineral Rules define “Conflict Minerals” as cassiterite, columbite-tantalite, gold, wolframite and their derivatives (which are limited to tin, tantalum and tungsten). “Covered Countries” is defined as the Democratic Republic of the Congo and its adjoining countries.

In accordance with the Conflict Mineral Rules, UT has determined that it has only one product that contains Conflict Minerals (the “Relevant Product”).  UT has conducted a good faith, reasonable country of origin inquiry (as described below) and determined that UT has no reason to believe that the Conflict Minerals in the Relevant Product may have originated in the Covered Countries.  Therefore, UT is not required to provide a conflict minerals report with respect to the Relevant Product.

UT contracts to manufacture the Relevant Product, and does not directly purchase Conflict Minerals included in the product. UT’s reasonable country of origin inquiry included an examination of the bill of materials and approved supplier list for the Relevant Product.  Based on that review, UT conducted a comprehensive inquiry of a total of 81 companies, representing all UT’s direct suppliers relating to the Relevant Product and their respective first and second-tier component suppliers. UT requested each supplier to provide a written statement regarding its use of Conflict Minerals to determine whether any Conflict Minerals originating in Covered Countries (and not from scrap or recycled sources) were incorporated into the Relevant Product. UT received responses from all of these suppliers, and, based on their responses, had no reason to believe Conflict Minerals necessary to the functionality or production of the Relevant Product may have originated in the Covered Countries.

Conflict Minerals Disclosure

This Conflict Minerals Disclosure is publicly available on UT’s website, located at ir.unither.com/governance.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED THERAPEUTICS CORPORATION

Date: May 26, 2017	By:	/s/ Paul A. Mahon
	Name:	Paul A. Mahon
	Title:	General Counsel